FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 10, 2004

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X       Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes           No   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes           No   X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes           No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

NORTEL INVERSORA S.A.

Item
1.	Summary of the resolutions adopted at the Annual and Special Class “A” and “B” Shareholders Meeting held on April 29, 2004	1

2.	List of Directors and Syndics for the 16th Fiscal Year (January 1st to December 31st, 2004)	6

Item 1.

NORTEL INVERSORA S.A.

Summary of the resolutions adopted at the Annual and Special Class “A” and “B” Shareholders Meeting held on April 29, 2004.

Six shareholders, all of them represented by proxy, attended the shareholders meeting holding an aggregate of 6,696,075 shares which represents 85,16% of the voting corporate capital, there being one shareholder holding 5,330,400 common book-entry shares with a par value of $53,304,000 and with right to 5,330,400 votes, four Class “A” preferred shareholders holding 819,994 Class “A” preferred book-entry shares of Peso $10 par value and one vote each and one Class “B” preferred shareholder holding 545,681 Class “B” preferred book-entry shares of Peso $10 par value and one vote each.

1) Appointment of two shareholders to sign the minutes.

The majority resolved that the minutes be signed by the two major shareholders present at the meeting, to wit: the representatives of Sofora Telecomunicaciones S.A. and Morgan Guaranty Trust Company of New York, as depositary of the company’s ADRs.

2) Review of the documentation required by section 234, subsection 1, of Law No. 19,550 and the Rules of the National Securities Commission and the Buenos Aires Stock Exchange, as well as the accounting documents in English required by the United States Securities and Exchange Commission for the fiscal year ended December 31, 2003.

The majority resolved that the Annual Report transcribed in Board of Directors Minutes No. 148, the Information Review, the information mentioned in section 68 of the Listing Regulations of the Buenos Aires Stock Exchange, the Balance Sheet, the Statement of Changes in Shareholders’ Equity, the Statement of Cash Flows, the supplementary Notes and Annexes thereof which appear transcribed in the Inventory Book No. 7, as well as the accounting documentation in English required by the U.S. Securities & Exchange Commission and the report of the Surveillance Committee for the fiscal year ended December 31, 2003, be approved, except for the allocation of the retained earnings, issue which shall be specifically considered in another point of the Agenda. The majority also decided to omit reading the above mentioned documents which were already known by all the attendees.

3) Analysis of the performance of the Board of Directors and the Surveillance Committee for the fiscal year ended December 31, 2003.

The majority resolved that the performance of the Board of Directors and the Surveillance Committee for the fiscal year ended December 31, 2003 be approved.

4) Consideration of the Board of Directors’ compensation (allotted amount: $60,000) for the fiscal year ended December 31, 2003, which recorded a computable loss according to the Rules of the National Securities Commission.

The majority resolved that the remuneration of Mr. Carlos Marcelo Villegas, Independent Director, be approved in the amount of $60,000, for his technical and administrative duties during fiscal year ended December 31, 2003. It was duly recorded that all the directors appointed by the Common Shareholders notified the Company of their waiver of fees.

5) Authorization to the Board of Directors to make advance payments against fees to the directors discharging technical administrative duties or special assignments, subject to the approval of the shareholders’ meeting. Determination of the amount of such advances.

The majority resolved that the Board of Directors be authorized to make advance payments of fees up to $180,000 during fiscal year 2004 to those directors in charge of technical and administrative duties or special assignments requested by the Board of Directors and/or to independent directors who may be appointed, expressly stating that said amount is global and not for each director in particular.

6) Compensation to the Surveillance Committee and the Independent Auditors for the fiscal year ended December 31, 2003.

In relation to the fiscal year under consideration, the majority resolved that the Surveillance Committee be allocated a total compensation of $60,000 for the fiscal year ended December 31, 2003, the distribution of which among its active members shall be in charge of the Surveillance Committee.

Moreover, the majority resolved that a total compensation of $40,000 (without VAT) for the fiscal year 2003 be approved for the External Auditors, Pistrelli, Henry Martin $ Asociados S.R.L. and Price Waterhouse & Co.

7) Consideration of the results for the fiscal year and the Board’s proposal not to allocate dividends and to maintain the profit for the year ended December 31, 2003 amounting to $197 million as unappropriated profits, which record a loss of $616 million.

Based on the provisions of section 71 of Law No. 19,550, the majority resolved not to allocate dividends and to carry forward the entire profit ($197 million) for the year ended December 31, 2003, reflecting, however, the balance sheet negative retained earnings in the amount of $616 million.

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8) Consideration of the budget for the Auditing Committee.

Pursuant to the provisions of General Resolution No. 400/02 of the National Securities Commission, regulatory of Decree No. 677/2001, the majority resolved the approval of a budget in the amount of $50,000 for the Auditing Committee to hire attorneys and other independent professionals during fiscal year ending December 31, 2004.

9) Election of the members of the Surveillance Committee.

The majority resolved the appointment of María Rosa Villegas Arévalo, Enrique Garrido and Gerardo Prieto as active syndics, and of Germán A. Ferrarazzo, Rafael La Porta Drago and Guillermo Feldberg as alternate syndics, pointing out that G.A. Ferrarazzo and La Porta Drago shall act, indistinctly, as alternates of Messrs. Garrido and Villegas Arévalo and Mr. Feldberg as alternate of Dr. Prieto.

In compliance with the provisions of section 4 of Chapter XXI of the Rules of the National Securities Commission, it was informed that María Rosa Villegas Arévalo, Enrique Garrido, Rafael La Porta Drago and Germán A. Ferrarazzo are attorneys and members of Allende & Brea, Law Firm, legal advisor of the Company. With respect to Messrs. Gerardo Prieto and Guillermo Feldberg, they are public accountants and none of them is neither covered by the different cases mentioned by Technical Resolution No. 15 of the Federation of Professional Accounting Boards as “non-independent accountant”, nor included in any of the cases related to the third paragraph of section 4 of Chapter XXI of the Rules of the National Securities Commission. All the individuals appointed as active and alternate syndics are syndics of Telecom Argentina S.A. and members of the Surveillance Committee of the companies controlled by Telecom as well as members of the Surveillance Committee of Sofora Telecomunicaciones S.A. Moreover, it was informed that neither the proposed syndics, the firms they belong to, nor any other professionals of said firms have ever been External Auditors of the Company, nor shall they be proposed as such by the shareholder they represent.

10) Appointment of the Company’s Independent Auditors for the fiscal year ending December 31, 2004 and determination of their compensation.

The majority resolved the appointment of “Price Waterhouse & Co.” as External Auditors of the Company for the fiscal year ending December 31, 2004, expressly stating that the professionals of said firm have already filed with the National Securities Commission the affidavits set forth in section 12 of Decree No. 677/01. Moreover, it was resolved that their compensation be fixed by the shareholders’ meeting which shall consider the documentation required for the fiscal year ending December 31, 2004, thus authorizing the Auditing Committee to establish payment procedure thereof and to make advance fees payments once formed and organized.

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11) Setting the number of active and alternate directors.

The majority resolved the appointment of 6 (six) active members and 6 (six) alternate members of the Board of Directors; 5 (five) of said active members and 5 (five) of said alternate members shall be elected by the Common Shareholders and the other active and alternate directors shall be elected jointly by the Class “A” and “B” Preferred Shareholders.

12) Election of an active director and an alternate director for Classes A and B Preferred Shares as a whole.

In a special shareholders’ meeting, the majority of Class “A” and “B” Preferred Shareholders resolved the appointment of Messrs. Carlos Marcelo Villegas and Domingo Jorge Messuti as active and alternate directors, respectively. Pursuant to the provisions of section 4 of Chapter XXI of the Rules of the National Securities Commission, it was expressly stated that the individuals appointed above are classified as “independent”.

Moreover, the majority resolved that the necessary authorizations be granted in order to register the above resolution with the National Securities Commission and the Office of Corporations.

13) Election of active and alternate directors for Common Shares.

It was unanimously resolved by vote of the common shareholders the election of the following directors:

a)	Active Directors: Alberto Y. Messano Colucci and Oscar Carlos Cristianci; Alternate Directors: Bruno Iapadre and Franco Alfredo Livini, who shall replace said active directors indistinctly in case of absence or incapacity of any of them.

b)	Active Director: Ricardo Alberto Ferreiro; Alternate Director: Martín Gabriel Pou Queirolo, who shall replace said active director in case of absence or incapacity.

c)	Active Director: Eduardo Federico Bauer; Alternate Director: Horacio Walter Bauer, who shall replace said active director in case of absence or incapacity.

d)	Active Director: Guillermo Michelson Irusta; Alternate Director: Alejandro Borda, who shall replace said active director in case of absence or incapacity.

The Active and Alternate Directors mentioned in a) and c) above pursuant to the provisions of section 4 of Chapter XXI of the Rules of the National Securities Commission, are classified as “non-independent”, whereas the Active and Alternate Directors mentioned in b) and d) above, are classified as “independent”.

14) Indemnity to the members of the Board of Directors, the Surveillance Committee and any other officer or executive of the Company. Purchase of civil liability insurance.

Pursuant to the provisions of Decree 677/2001, the majority resolved that the Company’s decision to purchase a civil liability insurance with Meridional Cia. Argentina de Seguros, member of AIG International Group, be ratified, insurance which shall cover the civil liability of directors, members of the Surveillance Committee and of any other officer or Manager of the Company, against any claims, whether judicial or not, derived from or related to their personal duties.

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Item 2.

NORTEL INVERSORA S.A.

List of Directors and Syndics for the 16th Fiscal Year (January 1st to December 31st, 2004)

Pursuant to the resolution adopted at the Annual and Special Class “A” and “B” Shareholders Meeting held on April 29, 2004 and at the Board of Directors Meeting of even date, the Board of Directors and the Supervisory Committee of the Company acting during this 16th fiscal year is formed as follows:

BOARD OF DIRECTORS

President: Alberto Y. Messano Colucci. Vice-president: Ricardo Alberto Ferreiro. Active Directors: Oscar Cristianci, Eduardo Federico Bauer, Guillermo Michelson Irusta and Carlos Marcelo Villegas. Alternate Directors: Bruno Iapadre, Franco Alfredo Livini, Martín Gabriel Pou Queirolo, Horacio Walter Bauer, Alejandro Borda and Domingo Jorge Messutti.

SUPERVISORY COMMITTEE

Active Members: María Rosa Villegas Arévalo, Enrique Garrido and Gerardo Prieto. Alternate Members: Germán A. Ferrarazzo, Rafael La Porta Drago and Guillermo Feldberg.

EXTERNAL AUDITORS

Price Waterhouse & Co.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: May 10, 2004	By:	/s/ José Gustavo Pozzi
	Name:	José Gustavo Pozzi
	Title:	General Manager